UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TRANSCEND SERVICES, INC.

(Name of subject company (Issuer))

TOWNSEND MERGER CORPORATION

a wholly owned subsidiary of

NUANCE COMMUNICATIONS, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.05 per share

(Title of classes of securities)

893929208

(CUSIP number of common stock)

Todd DuChene

Executive Vice President and General Counsel

Nuance Communications, Inc.

1 Wayside Road

Burlington, MA 01803

Telephone: (781) 565-5000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert Sanchez

Daniel Peale

Wilson Sonsini Goodrich & Rosati

Professional Corporation

1700 K Street NW

Washington, DC 20006

(202) 973-8800

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$337,786,918	$38,710.38

(1)	Estimated for purpose of calculating the filing fee only. The Transaction Valuation was determined by multiplying the purchase price of $29.50 per share by the sum of: (i) the 10,696,473 shares of common stock, par value $0.05 per share (the “Shares”), of Transcend Services, Inc., a Delaware corporation (the “Company”), issued and outstanding as of February 29, 2012; and (ii) the 753,931 Shares that are issuable under outstanding stock options to purchase Shares as of February 29, 2012.
(2)	The amount of the filing fee is calculated in accordance with the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Townsend Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Nuance”) and (ii) Nuance. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.05 per share, of Transcend Services, Inc., a Delaware corporation (the “Company”), at a price of $29.50 per Share, net to the holder in cash without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 20, 2012 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Transcend Services, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at One Glenlake Parkway, Suite 1325, Atlanta, Georgia 30328. The Company’s telephone number is (678) 808-0600.

(b) This Schedule TO relates to the Shares. The Company has represented in the Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance, Purchaser and the Company, that as of February 29, 2012, there were (i) 10,696,473 Shares issued and outstanding and (ii) outstanding options to purchase 753,931 Shares, all of which have an exercise price below the Offer Price.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser and Nuance. The information set forth in Section 9 of the Offer to Purchase entitled “Information Concerning Purchaser and Nuance” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Summary Term Sheet,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Information Concerning Purchaser and Nuance,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Nuance, Purchaser, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer or other acquisition of securities of the Company, an election of directors of the Company or sale or transfer of a material amount of assets of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Summary Term Sheet,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Information Concerning Purchaser and Nuance” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) (1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Information Concerning Purchaser and Nuance,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a) (2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a) (4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a) (5) None.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.

(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.

(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.

(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.

(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.

(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell.

(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

TOWNSEND MERGER CORPORATION

By:	/s/ THOMAS L. BEAUDOIN
Name:	Thomas L. Beaudoin
Title:	President

NUANCE COMMUNICATIONS, INC.

By:	/s/ THOMAS L. BEAUDOIN
Name:	Thomas L. Beaudoin
Title:	Executive Vice President and Chief Financial Officer

Dated: March 20, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2012.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 20, 2012 in The New York Times.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 6, 2012, by and among Nuance Communications, Inc., Townsend Merger Corporation and Transcend Services, Inc., incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Nuance on March 7, 2012.

(d)(2)	Form of Tender and Voting Agreement, incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Nuance on March 7, 2012.

(d)(3)	Confidentiality Agreement, dated as of July 15, 2011, as amended October 27, 2011 by and between Nuance Communications, Inc. and Transcend Services, Inc.

(d)(4)	Offer Letter between Nuance Communications, Inc. and Larry Gerdes.

(d)(5)	Offer Letter between Nuance Communications, Inc. and Susan McGrogan.

(d)(6)	Offer Letter between Nuance Communications, Inc. and Lance Cornell.

(d)(7)	Form of Non-Compete and Non-Solicitation Agreement entered into between Nuance Communications, Inc. and each of Larry Gerdes, Susan McGrogan and Lance Cornell.

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.